Exhibit 8.1

December 4, 2015

Board of Directors

CenterState Banks, Inc.

42745 U.S. Highway 27

Davenport, Florida 33837

Board of Directors

Community Bank of South Florida, Inc.

28801 Southwest 157th Avenue

Homestead, Florida 33033

Re:	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Community Bank of South Florida, Inc.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Community Bank of South Florida, Inc. (“Community”), a Florida corporation, with and into CenterState Banks, Inc. (“CenterState”), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of the 5th day of October, 2015. In addition, pursuant to the Agreement, Community Bank of Florida, Inc., a first-tier subsidiary of Community, shall merge with and into CenterState Bank of Florida, N.A., a wholly-owned first-tier subsidiary of CenterState.

In accordance with Article 7.1(f) of the Agreement, Hacker, Johnson & Smith, PA will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction Community shall be merged with and into CenterState. CenterState shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida, the separate corporate existence of Community shall upon there cease.

At the merger effective date, holders of each share of Community Common Stock (excluding shares as to which dissenters’ rights have been perfected as provided for in the Agreement) shall be converted into the right to receive 0.9148 shares of CenterState Common Stock; or $13.31 in cash. However, the aggregate number of Community shares that will be converted for cash consideration shall be equal to, as nearly as practicable, but in no event exceed 2,488,261 shares.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of Community will receive cash in an amount equal to the fair value of the shares.

All stock options to purchase Community Common Stock outstanding and unexercised immediately prior to the Effective Time of the Merger shall be terminated.

CenterState Banks, Inc.

December 4, 2015

Page Two

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Community Bank of South Florida, Inc.

(ii)	The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The fair market value of CenterState Common Stock will be approximately equal to the fair market value of Community Common Stock exchanged as indicated in the Agreement.

2.	There is no plan or intention by the shareholders of Community to sell, exchange, or otherwise dispose of CenterState Common Stock received pursuant to the Agreement.

3.	CenterState will be the surviving corporation as a result of the merger.

4.	As nearly as practible, 50% of the value of the aggregate consideration issued to Community shareholders, in connection with the merger, is represented by common stock of CenterState.

5.	Community’s merger with and into CenterState qualifies as a statutory merger under the laws of the State of Florida.

6.	Community and CenterState and the shareholders of Community will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between Community and CenterState that was issued, acquired, or will be settled at a discount.

8.	None of the compensation received by any shareholder-employees of Community will be separate consideration for, or allocable to, any of their Community shares; none of CenterState shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

CenterState Banks, Inc.

December 4, 2015

Page Three

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among Community and CenterState regarding the merger and there are no other written or oral agreements regarding the merger.

11.	Cash payments received by Community shareholders in lieu of fractional shares result from the mechanical rounding off of fractions from the share exchange rather than separately bargained-for consideration.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of Community with and into CenterState will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	Each of Community and CenterState will be a party to the reorganization within the meaning of Section 368(b) of the Code;

3.	On the receipt of a combination of shares of CenterState Common Stock and cash in exchange for their shares of Community Common Stock, the shareholders of Community will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair value of the CenterState Common Stock received, plus any cash received, over the basis of their Community Common Stock), or (b) the amount of cash received;

4.	No gain or loss will be recognized by Community or CenterState as a result of the merger;

5.	The tax basis of the CenterState Common Stock received will be equal to the tax basis of the exchanged Community Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized;

6.	The holding period of the CenterState Common Stock received by each Community shareholder will include the holding period of the Community Common Stock exchanged in the merger, provided the shares of Community Common Stock were held as a capital assets at the effective date;

7.	On the receipt of cash for fractional shares, the shareholders of Community will recognize gain or loss in an amount equal to the difference between the cash received and the tax basis of the fractional shares of Community exchanged; and

8.	The cash received by a Community shareholder in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of Community Common Stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the tax basis of the Community Common Stock surrendered.

CenterState Banks, Inc.

December 4, 2015

Page Four

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the filing of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Material U.S. Federal Income Tax Consequences of the Merger”. In giving such consent, we do not herby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida